UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Optimize Premium Yield Fund

Address of Principal Business Office:

205 Yonge Street

Toronto, Ontario, Canada M5B 0C4

Telephone Number:

1-866-209-6862

Name and address of agent for service of process:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

With copies to:

Gregory C. Davis

Chelsea M. Childs

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Toronto and the Province of Ontario, Canada on the 21st day of February, 2025.

Optimize Premium Yield Fund

Attest:	/s/ Michael J. Killeen		By:	/s/ Matthew J. McGrath
	Name:	Michael J. Killeen		Name:	Matthew J. McGrath
	Title:	Secretary		Title:	Trustee